Exhibit 99.1

Contact:   Joseph C. Adams,
Chief Executive Officer
      Matthew D. Mullet,
Chief Financial Officer
                      (425) 771-5299
                      www.FSBWA.com

FS Bancorp, Inc. Reports Net Income for the Third Quarter of $1.1 Million or $0.39 Per Diluted Share and Seventh Consecutive Dividend

MOUNTLAKE TERRACE, WA – October 27, 2014 - FS Bancorp, Inc. (NASDAQ: FSBW) (“FS Bancorp” or “the Company”), the holding company for 1st Security Bank of Washington (“the Bank”) today reported 2014 third quarter net income of $1.1 million, or $0.39 per diluted share, compared to net income of $1.1 million, or $0.35 per diluted share, for the same period last year.

“The Bank continued its loan growth momentum from the second quarter of 2014, which further increased our loan revenue income.  I am also pleased to announce that our Board of Directors has approved our seventh quarterly cash dividend” stated Joe Adams, CEO of FS Bancorp.  The $0.06 dividend will be paid on November 25, 2014, to shareholders of record as of November 14, 2014.

2014 Third Quarter Highlights

•	Net income increased to $1.1 million for the third quarter of 2014, compared to $986,000 in the second quarter of 2014, and $1.1 million for the comparable quarter one year ago;
•	Other real estate owned (“OREO”) was eliminated as all foreclosed properties have been sold;
•	Earnings per diluted share were $0.39 for the third quarter of 2014, compared to $0.33 for the preceding quarter in 2014, and $0.35 for the third quarter of 2013;
•	Total loans increased $29.7 million, or 8.9% to $361.9 million at September 30, 2014, compared to $332.2 million at June 30, 2014, and $289.4 million at September 30, 2013;
•	Total non-performing assets remained low at $409,000 as of September 30, 2014, compared to $381,000 at June 30, 2014, and $3.8 million at September 30, 2013;
•	The ratio of non-performing assets to total assets remained static at 0.1% at September 30, 2014, compared to 0.1% at June 30, 2014, and improved from 1.0% at September 30, 2013;
•	The net interest margin (“NIM”) improved to 5.28% for the third quarter of 2014, compared to 5.08% in the second quarter of 2014, and decreased from 5.35% for the comparable quarter one year ago.

Balance Sheet and Credit Quality

Total assets increased $35.6 million, or 8.2% during the quarter to $471.6 million at September 30, 2014, compared to $436.0 million at June 30, 2014, and $396.1 million at September 30, 2013.  The increase in total assets from June 30, 2014 was primarily due to increases in loans receivable, net of $29.1 million, loans held for sale of $14.5 million, and total cash and cash equivalents of $536,000, partially offset by a decrease in securities available-for-sale of $8.9 million.

FS Bancorp Q2 Earnings
October 27, 2014

LOAN PORTFOLIO
(Dollars in thousands)
	September 30, 2014		June 30, 2014		September 30, 2013
	Amount	Percent	Amount	Percent	Amount	Percent

REAL ESTATE LOANS
Commercial	$44,190	12.2%	$39,832	12.0%	$37,327	12.9%
Construction and development	51,413	14.2	40,736	12.3	43,088	14.9
Home equity	16,270	4.5	15,113	4.6	16,253	5.6
One-to-four family (held for sale excluded)	41,757	11.5	32,039	9.6	18,854	6.5
Multi-family	15,023	4.2	11,448	3.4	4,723	1.6
Total real estate loans	168,653	46.6	139,168	41.9	120,245	41.5

CONSUMER LOANS
Indirect home improvement	96,949	26.8	93,905	28.3	90,466	31.3
Solar (held for sale excluded)	13,402	3.7	17,026	5.1	9,372	3.2
Marine	16,523	4.6	14,518	4.4	20,631	7.1
Automobile	764	0.2	929	0.3	1,222	0.4
Recreational	463	0.1	490	0.1	584	0.2
Home improvement	367	0.1	410	0.1	495	0.2
Other	1,222	0.3	1,214	0.4	1,310	0.5
Total consumer loans	129,690	35.8	128,492	38.7	124,080	42.9

COMMERCIAL BUSINESS LOANS	63,604	17.6	64,584	19.4	45,119	15.6
Total loans	361,947	100.0%	332,244	100.0%	289,444	100.0%

Allowance for loan losses	(5,812)		(5,548)		(5,310)
Deferred cost, fees, and discounts, net	(1,561)		(1,201)		(340)
Total loans receivable, net	$354,574		$325,495		$283,794

Loans receivable, net increased $29.1 million to $354.6 million at September 30, 2014 from $325.5 million at June 30, 2014, and increased $70.8 million from $283.8 million at September 30, 2013.  Total real estate loans increased $29.5 million quarter over quarter including increases in commercial, construction and development, one-to-four-family, and multi-family real estate loans.  Quarter over quarter changes in other loan categories included a $1.2 million increase in consumer loans and a $980,000 decrease in commercial business loans.

Consumer solar loans reflect a reduction during the quarter of $10.2 million as a portion of our California originated solar loans were reclassified to “Held for Sale” (“HFS”) with an expected consummation of the sale in the fourth quarter of 2014.

One-to-four-family originations of loans held for sale, including loans brokered to other institutions, increased 12.4% to $81.2 million during the quarter ended September 30, 2014, compared to $72.2 million for the preceding quarter and $60.1 million for the same quarter one year ago.  The increase in originations was directly correlated to increased purchase activity associated with seasonal home purchases in the Northwest.  The percentage of one-to-four-family mortgage loan originations related to purchases was 80.1% in purchase volume versus 19.9% in refinance volume for the third quarter of 2014, compared to 80.5% in purchase volume versus 19.5% in refinance volume for the second quarter of 2014.  During the quarter ended September 30, 2014, the Company sold $74.4 million of one-to-four-family mortgage loans compared to sales of $65.2 million for the preceding quarter and sales of $62.5 million for the same quarter one year ago.

FS Bancorp Q2 Earnings
October 27, 2014

Loans held for sale increased $14.5 million during the quarter to $30.5 million, primarily due to the reclassification of $10.2 million of California solar loans, discussed above.  In addition, residential loans HFS increased $4.3 million during the quarter to $20.3 million at September 30, 2014, from $16.0 million at June 30, 2014, and increased $11.9 million from $8.4 million at September 30, 2013.

The allowance for loan losses (“ALLL”) at September 30, 2014 was $5.8 million, or 1.6% of gross loans receivable, compared to $5.5 million or 1.7% of gross loans receivable as of June 30, 2014, and $5.3 million, or 1.8% of gross loans receivable at September 30, 2013.  Non-performing loans, consisting of non-accrual loans, increased marginally to $409,000 at September 30, 2014, from $345,000 at June 30, 2014, and $1.5 million at September 30, 2013.   Substandard loans increased to $1.3 million at September 30, 2014, compared to $923,000 at June 30, 2014, and $3.9 million at September 30, 2013.  There was no OREO at September 30, 2014, compared to $36,000 at June 30, 2014 and $2.3 million at September 30, 2013.  During the quarter ending September 30, 2014, OREO reflected a sale of $36,000, with a related loss of $11,000, and no impairments of fair value or additions.  At September 30, 2014, the Company also had $791,000 in restructured loans, all of which were performing in accordance with their modified terms.

Total deposits increased $28.7 million or 8.1% to $380.3 million at September 30, 2014, from $351.6 million at June 30, 2014, and increased $63.4 million from $316.9 million at September 30, 2013.  Transaction accounts (noninterest, interest-bearing checking, and escrow accounts) increased $383,000 to $75.7 million as of September 30, 2014, from $75.3 million at June 30, 2014, and increased $5.3 million from $70.4 million at September 30, 2013.  Money market and savings accounts increased to $143.4 million at September 30, 2014, from $133.9 million at June 30, 2014, and increased from $130.5 million at September 30, 2013.  Time deposits increased $45.2 million, or 38.9% to $161.2 million at September 30, 2014, from $116.0 million at September 30, 2013.  Non-retail deposits which include $19.6 million of brokered certificates of deposit, $19.3 million of online certificates of deposit, and $1.7 million of public funds, increased to $40.6 million as of September 30, 2014, compared to $31.3 million at September 30, 2013 with the primary purpose of managing interest rate risk exposure.

DEPOSIT BREAKDOWN (Dollars in thousands)
	September 30, 2014		June 30, 2014		September 30, 2013
	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing checking	$46,137	12.1%	$45,798	13.0%	$40,574	12.8%
Interest-bearing checking	26,179	6.9	27,654	7.9	27,836	8.8
Savings	19,388	5.1	17,289	4.9	14,821	4.7
Money market	124,026	32.6	116,600	33.2	115,652	36.5
Certificates of deposits of less than $100,000	51,539	13.6	48,220	13.7	42,893	13.5
Certificates of deposits of $100,000 through $250,000	70,691	18.6	60,749	17.3	48,722	15.4
Certificates of deposits of more than $250,000	38,923	10.2	33,447	9.5	24,365	7.7
Escrows	3,406	0.9	1,887	0.5	2,005	0.6
Total	$380,289	100.0%	$351,644	100.0%	$316,868	100.0%

Total equity increased $1.2 million to $64.0 million at September 30, 2014, from $62.8 million at June 30, 2014.  The increase in equity from the second quarter of 2014 was predominantly a result of net income of $1.1 million for the quarter ended September 30, 2014.  Book value per common share was $21.90 as of September 30, 2014, compared to $21.53 as of June 30, 2014, and $20.56 as of September 30, 2013.

The Bank is well capitalized with a total risk-based capital ratio of 14.9% and a Tier 1 leverage capital ratio of 11.8% at September 30, 2014, compared to 16.0% and 12.3% at June 30, 2014, respectively.  The Company has a

FS Bancorp Q2 Earnings
October 27, 2014

total risk-based capital ratio of 16.1% and Tier 1 leverage capital ratio of 13.9%, as of September 30, 2014, compared to 18.7% and 14.6% at June 30, 2014, respectively.

Operating Results

Net interest income increased $813,000, or 16.1%, to $5.8 million for the three months ended September 30, 2014, from $5.0 million for the three months ended September 30, 2013. Net interest income increased $1.3 million, or 9.0%, to $15.9 million for the nine months ended September 30, 2014, from $14.6 million for the nine months ended September 30, 2013.

The NIM decreased seven basis points to 5.28% for the three months ended September 30, 2014, from 5.35% for the three months ended September 30, 2013, and decreased 31 basis points to 5.11% for the nine months ended September 30, 2014, from 5.42% for the same period of the prior year. The reduced NIM reflects growth in lower yielding loan types as part of the loan diversification strategy instituted with the three year business plan.  The loan diversification strategy will continue to pressure the NIM as real estate and business loans have a lower yield than consumer loan products.  As a percentage, consumer loans to total loans were 35.8% as of September 30, 2014, compared to 42.9% as of September 30, 2013. The average cost of funds decreased one basis point to 0.76% for the three months ended September 30, 2014, from 0.77% for the three months ended September 30, 2013, and decreased four basis points to 0.72% for the nine months ended September 30, 2014, from 0.76% for the same period in the prior year increased loan activity.  Management is focused on matching deposit duration with the duration of earning assets as appropriate.

The provision for loan losses was $450,000 for the three months ended September 30, 2014, compared to $520,000 for the three months ended September 30, 2013.  The provision for loan losses was $1.4 million for the nine months ended September 30, 2014, compared to $1.7 million for the nine months ended September 30, 2013.  The decrease in the provision for these periods primarily relates to improvement in asset quality as both non-accrual and substandard loans decreased during the three quarters of 2014.  Non-performing loans were $409,000, or 0.1% of total loans at September 30, 2014, compared to $1.5 million or 0.5% of total loans at September 30, 2013.  During the three months ended September 30, 2014, net charge-offs totaled $186,000 compared to $486,000 during the three months ended September 30, 2013.  During the nine months ended September 30, 2014, net charge-offs totaled $630,000 compared to $1.1 million during the nine months ended September 30, 2013.

Noninterest income increased $221,000 or 10.2%, to $2.4 million for the three months ended September 30, 2014, from $2.2 million for the three months ended September 30, 2013.  The increase during the period was primarily due to a $252,000 increase in gain on sale of loans.  Noninterest income decreased $465,000, or 6.3%, to $6.9 million for the nine months ended September 30, 2014, from $7.4 million for the nine months ended September 30, 2013.  The decrease was due to a $305,000 reduction in gain on sale of investments, a decrease of $224,000 in gain on sale of loans, a $119,000 decrease in service charges and fee income, offset by a $183,000 increase in other noninterest income primarily due to a $149,000 increase in brokered loan fees.

Noninterest expense increased $1.1 million, or 20.6%, to $6.1 million for the three months ended September 30, 2014, from $5.0 million for the three months ended September 30, 2013.  Changes in noninterest expense included a $979,000, or 38.0% increase in salaries and benefits, a $180,000, or 23.9% increase in operations costs, and $48,000 increase in occupancy expense associated with the continued investment in growing the lending and deposit franchise, primarily as a result of the hiring of additional employees in mortgage-related lending, and loan servicing and operations areas.  These increases were partially offset by a decrease of $140,000, or 92.7% of OREO fair value impairments.  Noninterest expense increased $1.9 million, or 12.4%, to $17.0 million for the nine months ended September 30, 2014, from $15.1 million for the nine months ended September 30, 2013 primarily as a result of hiring associated with the Company’s loan growth and the implementation of the equity incentive plan and related expense.

FS Bancorp Q2 Earnings
October 27, 2014

About FS Bancorp

FS Bancorp, Inc., a Washington corporation, is the holding company for 1st Security Bank of Washington.  The Bank provides loan and deposit services to customers who are predominantly small and middle-market businesses and individuals in western Washington through its seven branches in suburban communities in the greater Puget Sound area.

Disclaimer
Certain matters discussed in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact and often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”  Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions and statements about future performance.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results anticipated, including, but not limited to: general economic conditions, either nationally or in our market area, that are worse than expected; the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market area; increases in premiums for deposit insurance; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments; increased competitive pressures among financial services companies; our ability to execute our plans to grow our residential construction lending, our mortgage banking operations and our warehouse lending and the geographic expansion of our indirect home improvement lending; secondary market conditions for loans and our ability to sell loans in the secondary market; our ability to attract and retain deposits; our ability to control operating costs and expenses; changes in consumer spending, borrowing and savings habits; our ability to successfully manage our growth; legislative or regulatory changes that adversely affect our business or increase capital requirements, including changes related to Basel III; the effect of the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing regulations, changes in regulation policies and principles, or the interpretation of regulatory capital or other rules; adverse changes in the securities markets; changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board; costs and effects of litigation, including settlements and judgments and inability of key third-party vendors to perform their obligations to us; and other economic, competitive, governmental, regulatory and technical factors affecting our operations, pricing, products and services and other risks described  in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2013.

Any of the forward-looking statements that we make in this press release and in the other public statements we make are based upon management’s beliefs and assumptions at the time they are made.  We undertake no obligation to publicly update or revise any forward-looking statements included in this report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise.  We caution readers not to place undue reliance on any forward-looking statements.  We do not undertake and specifically disclaim any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  These risks could cause our actual results for fiscal 2014 and beyond to differ materially from those expressed in any forward-looking statements by, or on behalf of us, and could negatively affect the Company’s operations and stock price performance.

FS Bancorp Q2 Earnings
October 27, 2014

FS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share amounts)

	September 30,	June 30,	September 30,
	2014	2014	2013
	Unaudited	Unaudited	Unaudited
ASSETS
Cash and due from banks	$1,995	$2,049	$2,017
Interest-bearing deposits at other financial institutions	7,696	7,106	25,323
Securities available-for-sale, at fair value	49,443	58,363	47,131
Federal Home Loan Bank stock, at cost	1,853	1,670	1,717
Loans held for sale	30,485	15,975	8,389
Loans receivable, net	354,574	325,495	283,794
Accrued interest receivable	1,525	1,366	1,333
Premises and equipment, net	13,747	13,763	13,705
Other real estate owned (“OREO”)	--	36	2,259
Deferred tax asset	--	--	752
Bank owned life insurance (“BOLI”)	6,508	6,460	6,038
Other assets	3,776	3,738	3,608
TOTAL ASSETS	$471,602	$436,021	$396,066
LIABILITIES
Deposits
Noninterest-bearing accounts	$49,543	$47,685	$42,579
Interest-bearing accounts	330,746	303,959	274,289
Total deposits	380,289	351,644	316,868
Borrowings	22,552	17,552	13,664
Other liabilities	4,755	4,041	3,300
Total liabilities	407,596	373,237	333,832
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value; 5,000,000 shares authorized; None issued or outstanding	--	--	--
Common stock, $0.01 par value; 45,000,000 shares authorized; 3,235,625 shares issued and outstanding at September 30, 2014,
and June 30, 2014, and 3,240,125 at September 30, 2013	32	32	32
Additional paid-in capital	29,200	28,963	30,029
Retained earnings	36,772	35,808	34,828
Accumulated other comprehensive loss	(63)	(18)	(481)
Unearned shares - Employee Stock Ownership Plan (“ESOP”)	(1,935)	(2,001)	(2,174)
Total stockholders’ equity	64,006	62,784	62,234
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$471,602	$436,021	$396,066

FS Bancorp Q2 Earnings
October 27, 2014

FS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
INTEREST INCOME
Loans receivable	$6,339	$5,365	$17,013	$15,536
Interest and dividends on investment securities, cash and cash equivalents, and interest-bearing deposits at other financial institutions	264	232	950	672
Total interest and dividend income	6,603	5,597	17,963	16,208
INTEREST EXPENSE
Deposits	675	502	1,818	1,438
Borrowings	76	56	197	142
Total interest expense	751	558	2,015	1,580
NET INTEREST INCOME	5,852	5,039	15,948	14,628
PROVISION FOR LOAN LOSSES	450	520	1,350	1,720
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,402	4,519	14,598	12,908
NONINTEREST INCOME
Service charges and fee income	458	473	1,301	1,420
Gain on sale of loans	1,789	1,537	5,092	5,316
Gain (loss) on sale of investment securities	(51)	--	(41)	264
Other noninterest income	188	153	540	357
Total noninterest income	2,384	2,163	6,892	7,357
NONINTEREST EXPENSE
Salaries and benefits	3,557	2,578	9,920	8,190
Operations	932	752	2,403	2,268
Occupancy	420	372	1,221	1,074
Data processing	331	285	918	817
OREO fair value impairments, net of loss on sales	11	151	42	347
OREO expenses	10	41	13	79
Loan costs	316	362	1,012	1,007
Professional and board fees	317	331	919	894
FDIC insurance	62	62	188	186
Marketing and advertising	138	107	371	350
Recovery on servicing rights	(18)	(2)	(19)	(102)
Total noninterest expense	6,076	5,039	16,988	15,110
INCOME BEFORE PROVISION FOR INCOME TAX	1,710	1,643	4,502	5,155
PROVISION FOR INCOME TAX	564	581	1,495	1,772
NET INCOME	$1,146	$1,062	$3,007	$3,383
Basic earnings per share	$0.39	$0.35	$1.00	$1.12
Diluted earnings per share	$0.39	$0.35	$1.00	$1.12

FS Bancorp Q2 Earnings
October 27, 2014

KEY FINANCIAL RATIOS AND DATA Unaudited	At or For the Three Months Ended
(Dollars in thousands, except per share amounts)	September 30,	June 30,	September 30,
	2014	2014	2013

PERFORMANCE RATIOS:
Return on assets (ratio of net income to average total assets) (1)	0.99%	0.92%	1.07%
Return on equity (ratio of net income to average equity) (1)	7.24	6.28	6.95
Yield on average interest-earning assets	5.96	5.72	5.95
Interest incurred on liabilities as a percentage of average noninterest-
bearing deposits and interest-bearing liabilities	0.76	0.72	0.77
Interest rate spread information – average during period	5.20	5.00	5.18
Net interest margin (1)	5.28	5.08	5.35
Operating expense to average total assets	5.24	5.31	5.07
Average interest-earning assets to average interest-bearing liabilities	128.16	128.97	129.36
Efficiency ratio (2)	73.77	74.73	69.97

	At or For the Nine Months Ended
	September 30, 2014	September 30, 2013
PERFORMANCE RATIOS:
Return on assets (ratio of net income to average total assets) (1)	0.92%	1.19%
Return on equity (ratio of net income to average equity) (1)	6.41	7.46
Yield on average interest-earning assets	5.76	6.01
Interest incurred on liabilities as a percentage of average noninterest-
bearing deposits and interest-bearing liabilities	0.72	0.76
Interest rate spread information – average during period	5.04	5.25
Net interest margin (1)	5.11	5.42
Operating expense to average total assets (1)	5.18	5.32
Average interest-earning assets to average interest-bearing liabilities	128.81	129.97
Efficiency ratio (2)	74.38	68.73

ASSET QUALITY RATIOS AND DATA:	September 30, 2014	June 30, 2014	September 30, 2013
Non-performing assets to total assets at end of period (3)	0.09%	0.09%	0.96%
Non-performing loans to total gross loans (4)	0.11	0.10	0.53
Allowance for loan losses to non-performing loans (4)	1,421.03	1,608.12	348.43
Allowance for loan losses to gross loans receivable	1.61	1.67	1.83

CAPITAL RATIOS, BANK ONLY:
Tier 1 leverage capital	11.8%	12.31%	12.74%
Tier 1 risk-based capital	13.6	14.72	15.61
Total risk-based capital	14.9	15.97	16.86

CAPITAL RATIOS, COMPANY ONLY:
Tier 1 leverage capital	13.9%	14.55%	15.85%
Total risk-based capital	17.4	18.67	20.59

FS Bancorp Q2 Earnings
October 27, 2014

	At or For the Three Months Ended
PER COMMON SHARE DATA:	September 30, 2014		June 30, 2014		September 30, 2013
Basic earnings per share	$0.39		$0.33		$0.35
Diluted earnings per share	$0.39		$0.33		$0.35
Weighted average basic shares outstanding	2,922,593		3,002,515		3,026,277
Weighted average diluted shares outstanding	2,932,251		3,004,748		3,026,277
Common shares outstanding at period end	2,922,593	(7)	2,916,112	(6)	3,026,277	(5)
Book value per share using outstanding common shares	$21.90		$21.53		$20.56

_______________________________________________
(1)	Annualized.
(2)	Total noninterest expense as a percentage of net interest income and total other noninterest income.
(3)	Non-performing assets consists of non-performing loans (which include non-accruing loans and accruing loans more than 90 days past due), foreclosed real estate and other repossessed assets.
(4)	Non-performing loans consists of non-accruing loans.
(5)	Common shares were calculated using shares outstanding of 3,240,125 at September 30, 2013, less 213,848 unallocated ESOP shares.
(6)	Common shares were calculated using shares outstanding of 3,235,625 at June 30, 2014, less 125,105 shares of restricted stock, and 194,408 unallocated ESOP shares.
(7)	Common shares were calculated using shares outstanding at period end of 3,235,625 at September 30, 2014, less 125,105 restricted stock shares, and 187,927 unallocated ESOP shares.